Exhibit 99.1
Form 51-102F4
Business Acquisition Report

Item 1 — Identity of Company

1.1	Name and Address of Company
Brascan Power Inc.
BCE Place, 181 Bay Street
Suite 300, P.O. Box 762
Toronto, Ontario
M5J 2T3

1.2	Executive Officer
Gilles Larocque
Vice-President, Finance
Ph: 819-561-8076

Item 2 — Details of Acquisition

2.1	Nature of Business Acquired
Hydroelectric power generation facilities and a dual-fuelled combined cycle co-generation facility located in upstate New York, U.S.A.

2.2	Date of Acquisition
September 28, 2004

2.3	Consideration

Cash consideration of the acquisition was US$874 million at closing. Part of the acquisition was funded through a non-recourse US$500 million bridge debt facility provided by a banking syndicate. The balance was funded from the available financial resources of the Company and an injection of equity by the parent company, Brascan Corporation.

2.4	Effect on Financial Position
The effects on the financial position of the company are reflected in the September 30, 2004 consolidated financial statements of Brascan Power Inc.

2.5	Prior Valuations
There has been no valuation opinion required by securities legislation or a Canadian exchange or market to support the consideration paid by the Company or any of its subsidiaries for the business.

2.6	Parties to Transaction
The parties to the transaction were:
	1.	the Company, as buyer;
	2.	the Company’s parent company, Brascan Corporation, as guarantor of the Company’s covenants in the purchase agreement;
	3.	Orion Power Holdings, Inc., as seller; and
	4.	Reliant Energy, Inc., as guarantor of the seller’s covenants in the purchase agreement.
The seller and its guarantor are not related parties to the Company or any of its affiliates.

2.7	Date of Report
December 10, 2004.

Item 3 — Financial Statements

3.1	Independent Auditors’ Report and Combined Financial Statements for the New York Hydro Assets for the year ended December 31, 2003.

3.2	Auditors’ Report and Addendum to the Combined Financial Statements for the New York Assets for the year ended December 31, 2003.

3.3	Unaudited Combined Interim Financial Statements for the New York Hydro Assets for the six month periods ended June 30, 2004 and June 30, 2003.

3.4
Compilation Report and Pro Forma Consolidated Statements of Income for the nine month period ended September 30, 2004 and the year ended December 31, 2003 for Great Lakes Power Inc. (since renamed Brascan Power Inc.) reflecting the acquisition of the New York Hydro Assets.

.

COMBINED FINANCIAL STATEMENTS

CARR STREET GENERATING STATION, L.P., ERIE BOULEVARD HYDROPOWER, L.P., ORION POWER NEW YORK GP II, INC.,
ORION POWER OPERATING SERVICES COLDWATER, INC. AND ORION POWER OPERATING SERVICES CARR STREET, INC.

TABLE OF CONTENTS

CARR STREET GENERATING STATION, L.P., ERIE BOULEVARD HYDROPOWER, L.P., ORION POWER NEW YORK GP II, INC.,
ORION POWER OPERATING SERVICES COLDWATER, INC. AND ORION POWER OPERATING SERVICES CARR STREET, INC.
(NEW YORK HYDRO OPERATIONS)

Combined Financial Statements of New York Hydro Operations for the Year Ended December 31, 2003:

Independent Auditors’ Report	2
Combined Balance Sheet as of December 31, 2003	3
Combined Statement of Operations for the Year Ended December 31, 2003	4
Combined Statement of Owners’ Net Investment and Comprehensive Income for the Year Ended December 31, 2003	5
Combined Statement of Cash Flows for the Year Ended December 31, 2003	6
Notes to Combined Financial Statements	7

1

INDEPENDENT AUDITORS’ REPORT

To Carr Street Generating Station, L.P., Erie Boulevard Hydropower, L.P., Orion Power New York GP II, Inc., Orion Power Operating Services Coldwater, Inc. and Orion Power Operating Services Carr Street, Inc.

    We have audited the accompanying combined balance sheet of Carr Street Generating Station, L.P., Erie Boulevard Hydropower, L.P., Orion Power New York GP II, Inc., Orion Power Operating Services Coldwater, Inc. and Orion Power Operating Services Carr Street, Inc. (the Combined Companies), all of which are under common ownership and common management, as of December 31, 2003, and the related combined statements of operations, owners’ net investment and comprehensive income and cash flows for the year ended December 31, 2003. These financial statements are the responsibility of the Combined Companies’ management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, such financial statements present fairly, in all material respects, the combined financial position of the Combined Companies at December 31, 2003, and the combined results of their combined operations and their combined cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

signed Deloitte & Touche LLP
Houston, Texas
September 17, 2004

2

CARR STREET GENERATING STATION, L.P., ERIE BOULEVARD HYDROPOWER, L.P., ORION POWER NEW YORK GP II, INC.,
ORION POWER OPERATING SERVICES COLDWATER, INC. AND ORION POWER OPERATING SERVICES CARR STREET, INC.
COMBINED BALANCE SHEET
DECEMBER 31, 2003
(Thousands of Dollars)

ASSETS
Current assets:
Cash and cash equivalents	$16,915
Accounts receivable, net of allowance of $102	11,332
Receivable from affiliates, net	870
Materials and supplies	1,978
Fuel inventor	292
Prepaid insurance and property taxes	9,778
Other current assets	402

Total current assets	41,567

Property, plant and equipment, net	536,224
Other assets:
Other intangibles, net of accumulated amortization of $26,567	67,723
Other long-term assets	1

Total other assets	67,724

Total assets	$645,515

LIABILITIES AND OWNERS' NET INVESTMENT
Current liabilities:
Accounts payable	$7,206
Taxes payable	300
Accrued liabilities	2,053
Other current liabilities	2,682

Total current liabilities	12,241

Capital lease obligation	944
Other liabilities:
Payable to affiliates, net	169,680
Benefits obligations	5,952
Other long-term liabilities	1,366

Total other liabilities	176,998

Total liabilities	190,183

Commitments and contingencies
Total owners’ net investment	455,332

Total liabilities and owners’ net investment	$645,515

See Notes to the Combined Financial Statements

3

CARR STREET GENERATING STATION, L.P., ERIE BOULEVARD HYDROPOWER, L.P., ORION POWER NEW YORK GP II, INC.,
ORION POWER OPERATING SERVICES COLDWATER, INC. AND ORION POWER OPERATING SERVICES CARR STREET, INC.
COMBINED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2003
(Thousands of Dollars)

Operating revenue	$117,926

Operating expenses:
Fuel	29
Fuel-affiliate	12
Purchased power	938
Operation and maintenance	37,311
General and administrative	2,638
Taxes other than income taxes	23,576
Depreciation	10,351
Amortization	1,513

Total operating expenses	76,368

Operating income	41,558

Other, net	(21)
Interest expense, net	(20)

Income before income taxes	41,517
Income tax expense	243

Net income	$41,274

See Notes to the Combined Financial Statements

4

CARR STREET GENERATING STATION, L.P., ERIE BOULEVARD HYDROPOWER, L.P., ORION POWER NEW YORK GP II, INC.,
ORION POWER OPERATING SERVICES COLDWATER, INC. AND ORION POWER OPERATING SERVICES CARR STREET, INC.
COMBINED STATEMENT OF OWNERS' NET INVESTMENT AND COMPREHENSIVE INCOME
YEAR ENDED DECEMBER 31, 2003
(Thousands of Dollars)

		Retained
	Owners’ Net	(Deficit)	Total Owners’	Comprehensive
	Investment	Earnings	Net Investment	Income

Balance at December 31, 2002	$573,927	$(164,050)	$409,877
Non-cash contribution of general and administrative expenses	2,638	-	2,638
Non-cash contribution related to payment of environmental expenditures by owners	1,209	-	1,209
Non-cash federal income tax contribution from owners	334	-	334
Comprehensive income:
Net income	-	41,274	41,274	$41,274

Comprehensive income				$41,274

Balance at December 31, 2003	$578,108	$(122,776)	$455,332

See Notes to the Combined Financial Statements

5

CARR STREET GENERATING STATION, L.P., ERIE BOULEVARD HYDROPOWER, L.P., ORION POWER NEW YORK GP II, INC.,
ORION POWER OPERATING SERVICES COLDWATER, INC. AND ORION POWER OPERATING SERVICES CARR STREET, INC.
COMBINED STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003
(Thousands of Dollars)

Cash flows from operating activities:
Net income	$41,274
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	11,864
Net amortization of contractual rights and obligations	10,687
Non-cash contribution of general and administrative expenses	2,638
Change in assets and liabilities:
Accounts receivable, net	(2,977)
Fuel inventory, materials and supplies	(785)
Prepaid expenses and other current assets	314
Accounts payable	3,360
Receivable from/payable to affiliates, net	(2,478)
Accrued expenses and other current liabilities	296
Other long-term liabilities	(3,573)

Net cash provided by operating activities	60,620

Cash flows from investing activities:
Capital expenditures	(14,552)

Net cash used in investing activities	(14,552)

Cash flows from financing activities:
Payments on capital lease obligation	(65)
Receivable from/payable to affiliates, net	(35,716)

Net cash used in financing activities	(35,781)

Net change in cash and cash equivalents	10,287
Cash and cash equivalents, beginning of period	6,628

Cash and cash equivalents, end of period	$16,915

Supplemental disclosure of cash flow information:
Cash paid for:
Interest (net of amounts capitalized)	$65

See Notes to the Combined Financial Statements

6

CARR STREET GENERATING STATION, L.P., ERIE BOULEVARD HYDROPOWER, L.P., RION POWER NEW YORK GP II, INC.,
ORION POWER OPERATING SERVICES COLDWATER, INC. AND ORION POWER OPERATING SERVICES CARR STREET, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

(1)	Basis of Presentation and Background

    These financial statements are presented on a combined basis and include Carr Street Generating Station, L.P. (Carr Street), Erie Boulevard Hydropower, L.P. (Erie), Orion Power New York GP II, Inc. (OPNY GP II), Orion Power Operating Services Coldwater, Inc. (OPOS Coldwater) and Orion Power Operating Services Carr Street, Inc. (OPOS Carr Street), all of which are under common ownership and common management. These entities are collectively referred to as "New York Hydro Operations."

    Carr Street and Erie are Delaware limited partnerships. The partners of Carr Street and Erie are Orion Power New York GP, Inc., a Delaware corporation, and Orion Power New York LP, a Delaware limited partnership. Both partners are indirect wholly-owned subsidiaries of Orion Power Holdings, Inc. (Orion Power Holdings), a Delaware corporation. OPNY GP II is a direct wholly-owned subsidiary of Orion Power Holdings. OPOS Coldwater and OPOS Carr Street are Delaware corporations and indirect wholly-owned subsidiaries of Orion Power Holdings. Orion Power Holdings is a wholly-owned subsidiary of Reliant Energy, Inc. (Reliant Energy), which provides electricity and related services to retail customers primarily in Texas and generates and sells electricity and other related services in wholesale energy markets in various regions of the United States. Orion Power Holdings and its subsidiaries are collectively referred to as "Orion Power". Orion Power was acquired by Reliant Energy in February 2002.

    Erie owns 70 hydroelectric generating plants totaling 672 megawatts (MW) located in upstate New York. Carr Street owns a 95 MW fossil-fueled, combined-cycle generation plant located in upstate New York. OPNY GP II owns two hydroelectric generating plants with a total capacity of 2 MW. OPOS Coldwater and OPOS Carr Street provide all operating and maintenance services, including labor, for Erie’s hydroelectric plants and Carr Street’s plant, respectively.

    On May 18, 2004, Orion Power and Great Lakes Power, Inc. signed a purchase and sale agreement providing for the sale of Orion Power’s equity interests in New York Hydro Operations (Purchase and Sale Agreement). Great Lakes Power, Inc. is an indirect subsidiary of Brascan Corporation, a Canadian asset management company. The purchase price is $900 million in cash, subject to certain closing adjustments, such as changes in certain intercompany accounts and certain tax-related adjustments. The transaction is expected to close in the third quarter or early fourth quarter of 2004; however, the closing of the transaction is subject to regulatory and other conditions.

    No direct ownership relations exist among all the various companies included in New York Hydro Operations; accordingly, owners’ net investment is shown in lieu of stockholder’s equity in the combined financial statements. The combined financial statements included herein have been prepared from Orion Power’s historical accounting records.

    The combined statement of operations includes all revenues and costs directly attributable to New York Hydro Operations. In connection with the pending sale of New York Hydro Operations, Reliant Energy performed an analysis of corporate general and administrative expenses incurred by Orion Power or Reliant Energy and its subsidiaries (such as management services, financial and accounting, cash management and treasury support, legal, information technology systems support, office management and human resources). Based on this analysis, Reliant Energy has estimated that $2,638 thousand of corporate general and administrative expenses should be allocated to New York Hydro Operations. Reliant Energy believes that this method of allocation is reasonable. However, this allocation is not necessarily indicative of what would have been incurred had New York Hydro Operations been an unaffiliated entity. The corporate general and administrative expense allocation was recorded as a non-cash equity contribution and is reported in the accompanying combined statement of operations as general and administrative expense. All significant intercompany transactions and balances within New York Hydro Operations are eliminated in the combined financial statements.

7

(2)	Summary of Significant Accounting Policies

(a)	Use of Estimates and Market Risk and Uncertainties

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

    New York Hydro Operations is subject to risks associated with price movements of energy commodities and the credit risk associated with its commercial activities. New York Hydro Operations is also subject to risks relating to changes in laws and regulations; the outcome of pending lawsuits, governmental proceedings and investigations; the effects of competition; liquidity concerns in its markets; weather conditions; the creditworthiness or financial distress of its counterparties; political, legal, regulatory and economic conditions and developments; the successful operation of deregulating power markets and other items.

(b)	Revenues and Customer Concentration

    Revenues. New York Hydro Operations records gross revenue for energy sales under the accrual method and these revenues are generally recognized upon delivery. Electric power and other energy services are sold at market-based prices through existing power exchanges or through third-party contracts. Energy sales and services not billed by month end are accrued based upon estimated energy and services delivered.

    In 2001, Erie entered into a power purchase agreement with Niagara Mohawk Power Corporation (Niagara Mohawk) for three years. This power purchase agreement expires September 30, 2004. Under the terms of the power purchase agreement, Erie sells to Niagara Mohawk 100% of the energy, capacity and ancillary services produced by Erie’s plants. As consideration, Erie receives capacity payments and electric revenue based on the amount of electric energy produced and sold to Niagara Mohawk. In addition, Erie and Niagara Mohawk share equally revenues from ancillary services.

    In 1998, Carr Street entered into a capacity sale and tolling agreement (the sales agreement) with Constellation Power Source (CPS) for a period of five years. The sales agreement expired December 1, 2003 and subsequent to December 1, 2003 electric power is sold at market-based prices through existing power exchanges. Under the terms of the sales agreement, CPS provided all fuel to the Carr Street facility and received from the facility all of the capacity, electric energy and other products generated by the facility. As consideration, Carr Street received capacity payments, electric revenue based on the amount of electric energy produced and sold to CPS and certain start-up fees.

    Customer Concentration. Revenues were primarily derived from two customers during 2003. The following table represents the gross revenues related to these customers for 2003 (in thousands, except percentages). The gross revenues are being offset by amortization of out-of-market contracts (see note 4).

		Percentage of total
Customer	Revenue	revenue

Niagara Mohawk	$123,051	96.9%
CPS	3,668	2.9%

    The following table represents accounts receivable balances related to these customers as of December 31, 2003 (in thousands, except percentages):

	Accounts receivable	Percentage of total
Customer	balance	accounts receivable

Niagara Mohawk	$11,172	97.7%

8

(c)	Property, Plant and Equipment and Depreciation Expense

    Property, plant and equipment is stated at cost. Cost of property, plant and equipment includes an allocation of Reliant Energy’s purchase price of Orion Power based on the asset’s fair market value as of February 2002. New York Hydro Operations expenses all repair and maintenance costs as incurred, including planned major maintenance. Depreciation is computed using the straight-line method over the estimated useful lives commencing when assets, or major components thereof, are either placed in service or acquired, as appropriate.

    Property, plant and equipment includes the following as of December 31, 2003 (in thousands):

	Estimated Useful
	Lives (Years)

Electric generation facilities	10-50	$230,596
Land	-	42,751
Land improvements	22-50	272,600
Assets under construction	-	9,476

Total		555,423
Accumulated depreciation		(19,199)

Property, plant and equipment, net		$536,224

    New York Hydro Operations evaluates property, plant and equipment for impairment when events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. The determination of whether impairment has occurred is based on an estimate of undiscounted cash flows attributable to the assets, as compared to the carrying value of the assets. A resulting impairment loss is highly dependent on the underlying assumptions. As of December 31, 2003, New York Hydro Operations performed impairment analyses of its property, plant and equipment. There were no impairments recognized during 2003.

(d)	Income Taxes

    OPNY GP II, OPOS Coldwater, OPOS Carr Street and the partners of Carr Street and Erie are included in the consolidated tax returns of Reliant Energy.

    All items of income and expense of Carr Street and Erie are allocable to and reportable by the partners in their respective income tax returns. Accordingly, no provision has been made in the accompanying combined financial statements for federal and state income taxes for Carr Street and Erie. Carr Street’s and Erie’s combined pre-tax book income was $43,451 thousand during 2003.

    In the accompanying combined financial statements, OPNY GP II, OPOS Coldwater and OPOS Carr Street calculate their income tax provision on a separate return basis. Pursuant to the tax sharing arrangement with Reliant Energy, Reliant Energy pays all federal income taxes on their behalf and is entitled to any related tax refunds. The difference between OPNY GP II’s, OPOS Coldwater’s and OPOS Carr Street’s current federal income tax expense or benefit, as calculated on a separate return basis, and related amounts paid to or received from Reliant Energy, if any, are recorded as adjustments to owners’ net investment in the combined balance sheet. During 2003, Reliant Energy made owners’ contributions to OPNY GP II, OPOS Coldwater and OPOS Carr Street for deemed contributions related to current federal income taxes of $334 thousand.

    OPNY GP II, OPOS Coldwater and OPOS Carr Street use the asset and liability method of accounting for deferred income taxes and measure deferred income taxes for all significant income tax temporary differences. Income tax temporary differences, which primarily relate to OPNY GP II depreciation temporary differences, were not material as of December 31, 2003. The current deferred income tax liabilities of $30 thousand as of December 31, 2003, is reported net in taxes payable in the combined balance sheet. There are no long-term deferred income tax assets/liabilities as of December 31, 2003. Deferred income tax expense was not material during 2003.

9

(e)	Cash and Cash Equivalents

    New York Hydro Operations records as cash and cash equivalents all highly liquid short-term investments with original maturities of three months or less.

(f)	Allowance for Doubtful Accounts

    Accounts receivable in the combined balance sheet are net of an allowance for doubtful accounts of $102 thousand at December 31, 2003. The net provision for doubtful accounts in the combined statement of operations for 2003 was $102 thousand. New York Hydro Operations accrues a provision for doubtful accounts based upon estimated percentages of uncollectible power generation revenues. New York Hydro Operations determines these percentages from counterparty credit ratings, historical collections, accounts receivable aging analyses and other factors. New York Hydro Operations reviews the provision and estimated percentages periodically and adjusts them as appropriate. New York Hydro Operations writes off accounts receivable balances against the allowance for doubtful accounts when it deems the receivable to be uncollectible.

(g)	Fuel Inventory and Materials and Supplies

    Fuel inventory and materials and supplies are held for consumption and are valued at the lower of weighted average cost or market.

(h)	Environmental Costs

    New York Hydro Operations expenses or capitalizes environmental expenditures, as appropriate, depending on their future economic benefit. New York Hydro Operations expenses amounts that relate to an existing condition caused by past operations and that do not have future economic benefit. New York Hydro Operations records liabilities related to expected future costs when environmental assessments and/or remediation activities are probable and the costs can be reasonably estimated. See note 7 for further discussion.

(i)	Prepaid Insurance and Property Taxes

    Prepaid insurance and property taxes are costs paid in advance (but paid when due in the ordinary course of business) for insurance and property taxes. These costs are deferred and amortized, using the straight-line method, over the service period for which the prepayment pertains.

(j)	Accumulated Other Comprehensive Income

    There was no accumulated other comprehensive income as of December 31, 2003.

(k)	Changes in Accounting Principles and New Accounting Pronouncements

    As of August 11, 2004, no standard setting body or authoritative body has established new accounting pronouncements or changes to existing accounting pronouncements that would have a material impact to New York Hydro Operations’ results of operations, financial position or cash flows, for which New York Hydro Operations had not already adopted and/or disclosed elsewhere in these notes.

(3)	Related-Party Transactions

    As of December 31, 2003, current net receivables from affiliates primarily related to cash advances to owners resulting from owners performing short-term cash management activities. As of December 31, 2003, long-term net payables to affiliates primarily related to a variety of long-term cash transfers with owners and generally do not bear interest. Pursuant to the Purchase and Sale Agreement, the net receivable from/payable to affiliates as of the closing date of the transaction shall be deemed to be cancelled.

10

    In December 2003, Carr Street and Reliant Energy Services, Inc., a subsidiary of Reliant Energy, entered into an agreement whereby Reliant Energy Services, Inc. will purchase natural gas for the Carr Street facility. During 2003, these purchases were $12 thousand. This agreement will be terminated upon the sale of the New York Hydro Operations (discussed in note 1).

(4)	Intangibles and Contractual Rights and Obligations

    The components of other intangible assets consist of the following as of December 31, 2003 (in thousands):

	Weighted Average
	Amortization Period		Accumulated
	(Years)	Carrying Amount	Amortization

Air emissions regulatory allowances	38	$1,235	$(3)
Contractual rights	3	36,055	(23,769)
FERC licenses	38	57,000	(2,795)

Total		$94,290	$(26,567)

    New York Hydro Operations’ measurement of the fair value of intangibles, except contractual rights, at the acquisition date was determined with the assistance of an independent third party appraiser.

    New York Hydro Operations recognizes specifically identifiable intangibles, including air emissions regulatory allowances it has been issued or those it is entitled to be allocated during the remaining useful lives of the plants, contractual rights and obligations and FERC licenses for its hydroelectric plants, when specific rights and contracts are acquired. New York Hydro Operations amortizes air emissions regulatory allowances on a units-of-production basis as utilized. The amortization of FERC licenses are recorded on a straight-line basis over the lesser of their contractual or estimated useful lives. New York Hydro Operations has no intangible assets with indefinite lives recorded as of December 31, 2003. Therefore, all intangibles are subject to amortization.

    Estimated amortization expense, excluding contractual rights and obligations (see below), existing at December 31, 2003 for the next five years is as follows (in thousands):

2004	$1,500
2005	1,500
2006	1,500
2007	1,500
2008	1,500

Total	$7,500

    In connection with Reliant Energy’s acquisition of Orion Power, New York Hydro Operations recorded the fair value of certain fuel and power contracts acquired. New York Hydro Operations estimated the fair value of the contracts using forward pricing curves as of the acquisition date over the life of each contract. Those contracts with positive fair value at the date of acquisition (contractual rights) were recorded to intangible assets and those contracts with negative fair value at the date of acquisition (contractual obligations) were recorded to other long-term liabilities in the combined balance sheet.

    Contractual rights and contractual obligations are amortized to fuel expense and revenues, as applicable, based on the estimated realization of the fair value established on the acquisition date over the contractual lives. There may be times during the life of the contract when accumulated amortization exceeds the carrying value of the recorded assets or liabilities due to the timing of realizing the fair value established on the acquisition date.

    New York Hydro Operations amortized $10,257 thousand and $1,249 thousand of contractual rights and contractual obligations, respectively, for a net amount of $9,008 thousand, during 2003.

11

    Estimated amortization of contractual rights and contractual obligations existing at December 31, 2003 is as follows (in thousands):

		Contractual	Net Decrease
	Contractual Rights	Obligations	(Increase) in Income

2004	$12,286	$(1,005)	$11,281
2005 and thereafter	-	-	-

Total	$12,286	$(1,005)	$11,281

(5)	Capital Lease Obligation

    In 1999, Erie entered into a capital lease arrangement for the land at the Watertown hydroelectric plant located in Potsdam, New York. This land houses a maintenance facility and a regional headquarter for the hydroelectric assets. The lease began at the completion of the facility in October 2000 and expires in 2015. Under the terms of the lease, the monthly payments are $10,500. Erie Boulevard has the option to purchase the land for $450,000 at the end of the lease term. As of December 31, 2003, the total remaining lease obligation is $1,009 thousand (of which $65 thousand is included in other current liabilities) with an implied interest rate of 6.2%.

(6)	Pension and Postretirement Benefits

(a)	Pension
    New York Hydro Operations sponsors a noncontributory defined benefit pension plan covering certain union and non-union employees. The benefit payment is calculated either based on years of service with final average salary and covered compensation or in the form of a cash balance account which grows based on a percentage of annual compensation and accrued interest.

    New York Hydro Operations’ funding policy is to review amounts annually in accordance with applicable regulations in order to determine contributions necessary to achieve adequate funding of projected benefit obligations. New York Hydro Operations uses a December 31 measurement date for its plan. The pension obligation and funded status are as follows for the year ended December 31, 2003 (in thousands):

Change in Benefit Obligation
Benefit obligation, beginning of year	$15,798
Service cost	494
Settlement loss	825
Interest cost	1,087
Benefits paid	(2,615)
Actuarial loss	2,517

Benefit obligation, end of year	$18,106

Change in Plan Assets
Fair value of plan assets, beginning of year	$9,735
Actual investment return	2,035
Employer contributions	2,422
Benefits paid	(2,615)

Fair value of plan assets, end of year	$11,577

Reconciliation of Funded Status
Funded status	$(6,529)
Unrecognized prior service costs	734
Unrecognized actuarial loss	4,372

Net amount recognized	$(1,423)

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    The amounts recognized in the combined balance sheet are as follows as of December 31, 2003 (in thousands):

Accrued benefit cost	$(1,940)
Intangible assets	517

Net amount recognized	$(1,423)

    The accumulated benefit obligation for the defined benefit plan was $13,517 thousand at December 31, 2003.

    Net pension cost includes the following components for the year ended December 31, 2003 (in thousands):

Service cost - benefits earned during the period	$494
Interest cost on projected benefit obligation	1,087
Expected return on plan assets	(809)
Accounting settlement charge	599
Net amortization	245

Net pension cost	$1,616

    The significant weighted average assumptions used to determine the pension benefit obligation include the following as of December 31, 2003:

Discount rate	6.25%
Rate of increase in compensation levels	4.50%

    The significant weighted average assumptions used to determine the net pension cost include the following:

Discount rate	6.75%
Rate of increase in compensation levels	4.50%
Expected long-term rate of return on assets	8.50%

    As of December 31, 2003, New York Hydro Operations’ expected long-term rate of return on pension plan assets is developed based on third party models. These models consider expected inflation, current dividend yields, expected corporate earnings growth and risk premiums based on the expected volatility of each asset category. The expected long-term rates of return for each asset category are weighted to determine New York Hydro Operations’ overall expected long-term rate of return on pension plan assets. In addition, peer data and historical returns are reviewed.

    The pension plan weighted average asset allocations at December 31, 2003 and target allocation for 2004 by asset category are as follows:

	Percentage of Plan Assets at	Target Allocation
	December 31, 2003	2004

Domestic equity securities	55%	55%
International equity securities	15	15
Debt securities	30	30

Total	100%	100%

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    In managing the investments associated with the pension plan, the objective is to exceed, on a net-of-fee basis, the rate of return of a performance benchmark composed of the following indices:

Asset Class	Index	Weight

Domestic equity securities	Wilshire 5000 Index	55%
International equity securities	MSCI All Country World Ex-U.S. Index	15
Debt securities	Lehman Brothers Aggregate Bond Index	30

Total 1		100%

    As a secondary measure, asset performance is compared to the returns of a universe of comparable funds, where applicable, over a full market cycle.

    During 2003, New York Hydro Operations made cash contributions of $2,422 thousand. New York Hydro Operations expects cash contributions to approximate $254 thousand during 2004.

    Information for pension plans with an accumulated benefit obligation in excess of plan assets is as follows as of December 31, 2003 (in thousands):

Projected benefit obligation	$18,106
Accumulated benefit obligation	13,517
Fair value of plan assets	11,577

(b)	Savings Plan

    New York Hydro Operations participates in Orion Power’s employee savings plan that is a tax-qualified plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (Code), and includes a cash or deferred arrangement under Section 401(k) of the Code for substantially all of its employees.

    Under the plan, participating employees may contribute a portion of their compensation, pre-tax or after-tax, generally up to a maximum of 18% of compensation. Union employees contribute based on their collective bargaining agreements. The savings plan’s matching contribution of 50% of the first 4 percent to 6 percent of the participating employee match and any discretionary annual employer contribution will be made in cash.

    The savings plan benefit expense was $381 thousand in 2003.

(c)	Postretirement Benefits

    New York Hydro Operations funds postretirement benefits on a pay-as-you-go basis and uses a December 31 measurement date for the plans.

14

    Accumulated postretirement benefit obligation and funded status are as follows as of December 31, 2003 (in thousands):

Change in Benefit Obligation
Benefit obligation, beginning of year	$4,014
Service cost	439
Interest cost	271
Participant contributions	5
Benefit payments	(426)
Actuarial gain	(824)

Benefit obligation, end of year	$3,479

Change in Plan Assets
Fair value of plan assets, beginning of year	$-
Employer contributions	421
Participant contributions	5
Benefits paid	(426)

Fair value of plan assets, end of year	$-

Reconciliation of Funded Status
Funded status	$(3,479)
Unrecognized actuarial gain	(1,091)

Net amount recognized	$(4,570)

    Amounts recognized in the combined balance sheet for accrued benefit cost at December 31, 2003, was $4,570 thousand.

    Net postretirement benefit cost includes the following components for the year ended December 31, 2003 (in thousands):

Service cost - benefits earned during the period	$439
Interest cost on accumulated postretirement benefit obligation	271

Net periodic benefit cost	$710

    The significant weighted average assumptions used to determine the accumulated postretirement benefit obligation include the following as of December 31, 2003:

Discount rate	6.25%
Rate of increase in compensation levels	4.50%

    The significant weighted average assumptions used to determine the accumulated postretirement benefit cost include the following for the year ended December 31, 2003:

Discount rate	6.75%
Rate of increase in compensation levels	4.50%

    The following table shows the assumed health care cost trend rates used to measure the expected cost of benefits covered by the postretirement plan for the year ended December 31, 2003:

Health care trend rates assumed for 2004	10.50%
Rate to which the cost trend rate is assumed to gradually decline	5.50%
Year that the rate reaches the rate to which it is assumed to decline	2011

15

    Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects as of December 31, 2003 (in thousands):

	One-Percentage Point

	Increase	Decrease

Effect on service and interest cost	$82	$(68)
Effect on accumulated postretirement benefit obligation	421	(357)

    In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 became law. This law introduced a prescription drug benefit, as well as a federal subsidy under certain circumstances to sponsors of retiree health care benefit plans. In January 2004, the Financial Accounting Standards Board (FASB) issued FASB Staff Position No. 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." This FASB staff position permits sponsors of postretirement health care plans that provide a prescription drug benefit to make a one time election to defer accounting for the effects of this law until the earlier of: (a) the issuance of authoritative guidance on accounting for the federal subsidy or (b) the occurrence of a significant event that would call for remeasurement of a plan’s assets and obligations, such as a plan amendment, settlement or curtailment. New York Hydro Operations has elected to defer accounting for the effects of this law. The measurements of the accumulated postretirement benefit obligation and net periodic postretirement benefit cost do not reflect the effect of this law. In May 2004, the FASB issued FASB Staff Position No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." This FASB staff position supersedes FASB Staff Position No. 106-1 and is effective for New York Hydro Operations on July 1, 2004. FASB Staff Position No. 106-2 provides guidance on how to account for the effects of this law. New York Hydro Operations expects to incorporate the effects of this law in the next measurement of plan assets and obligations and estimates that the effects of this law will reduce net periodic postretirement benefit cost by approximately $100 thousand annually and will reduce accumulated postretirement benefit obligation by approximately $500 thousand.

(d)	Postemployment Benefits.

    New York Hydro Operations provides subsidized postemployment benefits for medical and life insurance to union employees. New York Hydro Operations funds its postemployment benefits on a pay-as-you-go basis and uses a December 31 measurement date for the plans. For 2003, net postemployment benefit costs were $321 thousand.

(e)	Other Employee Matters

    As of December 31, 2003, approximately 76% of New York Hydro Operations’ employees were subject to collective bargaining arrangements, of which contracts covering these employees will expire on May 31, 2006.

(7)	Commitments and Contingencies

(a)	Lease Commitments

    New York Hydro Operations has entered into various non-cancelable operating lease arrangements for office space, storage space, office furniture and vehicles. These leases terminate at various dates through 2022. Future

16

minimum payments due under these leases and the capital lease discussed in note 5 are as follows (in thousands):

	Capital Lease	Operating Leases

2004	$126	$613
2005	126	625
2006	126	329
2007	126	335
2008	126	342
2009 and thereafter	767	3,538

Subtotal	1,397	$5,782

Interest	(388)

Total	$1,009

    Total rental expense for 2003 was $591 thousand.

(b)	Property Tax Agreement With Niagara Mohawk

    As part of Orion Power’s acquisition of the hydroelectric assets in 1999, New York Hydro Operations has entered into a tax savings sharing agreement with Niagara Mohawk. As part of this agreement, Niagara Mohawk will receive 25 percent of any funds received by New York Hydro Operations from the settlement of property tax litigation filed for the tax years 1994 through 1999, after expenses, not to exceed $20 million. Upon receipt of a settlement from the appropriate taxing authority, New York Hydro Operations will recognize a liability due to Niagara Mohawk for their 25 percent portion of the settlement proceeds. New York Hydro Operations has received favorable tax rulings from twelve local jurisdictions. Approximately $240 thousand was paid to Niagara Mohawk in 2003. There are three more property tax jurisdictions for which judgment from the local tax authorities is pending. Upon settlement of the disputes in these remaining jurisdictions, obligations under this agreement will terminate.

(c)	Guarantees

    New York Hydro Operations enters into contracts that include indemnification provisions. Examples of these contracts include purchase and sale agreements, commodity purchase and sale agreements, service agreements, lease agreements and procurement agreements. In general, these provisions indemnify the counterparty for matters such as breaches of representations and warranties and covenants contained in the contract and/or against certain specified liabilities. In the case of commodity purchase and sale agreements, generally damages are limited through liquidated damages clauses whereby the parties agree to establish damages as the costs of covering any breached performance obligations. New York Hydro Operations is unable to estimate its maximum potential amount under these provisions unless and until an event triggering payment under these provisions occurs. However, based on current information, New York Hydro Operations considers the likelihood of making any material payments under these provisions to be remote.

(d)	Environmental Matters

    Erie is liable under the terms of a consent order issued in 2000 with the New York State Department of Environmental Conservation for past releases of petroleum and other substances at one of its generation facilities. Based on Erie’s evaluations with assistance from third-party consultants and engineers, Erie has developed a remediation plan. As of December 31, 2003, Erie has recorded the estimated liability for the remediation costs of $346 thousand.

17

(e)	Litigation and Claims

    New York Hydro Operations is involved in legal and other environmental proceedings before various courts and governmental agencies regarding matters arising in the ordinary course of business. Although New York Hydro Operations cannot predict the outcome of these matters, it believes that the effects on its combined financial statements, if any, from the disposition of these matters will not have a material adverse effect on its results of operations, financial condition or cash flows.

(8)	Estimated Fair Value of Financial Instruments

    As of December 31, 2003, the fair values of financial instruments, including cash and cash equivalents, accounts receivable and capital lease obligation are equivalent to their carrying amounts in the combined balance sheet.

*     *     *

18

AUDITORS’ REPORT

To:	The Directors of Great Lakes Power Inc. (since renamed Brascan Power Inc.)

We have audited the Addendum to the Combined Financial Statements of Carr Street Generating Station, L.P., Erie Boulevard Hydropower, L.P., Orion Power New York GP II, Inc., Orion Power Operating Services Coldwater, Inc. and Orion Power Operating Services Carr Street, Inc. as at and for the year ended December 31, 2003. This financial information is the responsibility of the management of Brascan Power Inc. Our responsibility is to express an opinion on this financial information based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall presentation of the financial information.

In our opinion, this addendum, when read in conjunction with the Combined Financial Statements of Carr Street Generating Station, L.P., Erie Boulevard Hydropower, L.P., Orion Power New York GP II, Inc., Orion Power Operating Services Coldwater, Inc. and Orion Power Operating Services Carr Street, Inc. as at and for the year ended December 31, 2003 presents fairly, in all material respects, the financial information contained therein.

Toronto, Canada	"Deloitte & Touche LLP"
December 10, 2004	Chartered Accountants

ADDENDUM TO COMBINED FINANCIAL STATEMENTS OF CARR STREET GENERATING STATION, L.P., ERIE BOULEVARD HYDROPOWER, L.P.,
ORION POWER NEW YORK GP II, INC., ORION POWER OPERATING SERVICES COLDWATER, INC. AND
ORION POWER OPERATING SERVICES CARR STREET, INC. AS AT AND FOR THE YEAR ENDED
DECEMBER 31, 2003

Reconciliation of United States Generally Accepted Accounting Principles to Canadian Generally Accepted Accounting Principles

The combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The accounting principles adopted in these financial statements conform in all material respects to those generally accepted in Canada.

COMBINED INTERIM FINANCIAL STATEMENTS

CARR STREET GENERATING STATION, L.P., ERIE BOULEVARD HYDROPOWER, L.P., ORION POWER NEW YORK GP II, INC.,
ORION POWER OPERATING SERVICES COLDWATER, INC. AND ORION POWER OPERATING SERVICES CARR STREET, INC.

TABLE OF CONTENTS

CARR STREET GENERATING STATION, L.P., ERIE BOULEVARD HYDROPOWER, L.P., ORION POWER NEW YORK GP II, INC.,
ORION POWER OPERATING SERVICES COLDWATER, INC. AND
ORION POWER OPERATING SERVICES CARR STREET, INC. (NEW YORK HYDRO OPERATIONS)

Combined Interim Financial Statements of New York Hydro Operations for the Six Months Ended June 30, 2004 and 2003 (unaudited):
Combined Balance Sheets as of June 30, 2004 and December 31, 2003	2
Combined Statements of Operations for the Six Months Ended June 30, 2004 and 2003	3
Combined Statements of Cash Flows for the Six Months Ended June 30, 2004 and 2003	4
Notes to Unaudited Combined Interim Financial Statements	5

1

CARR STREET GENERATING STATION, L.P., ERIE BOULEVARD HYDROPOWER, L.P.,
ORION POWER NEW YORK GP II, INC., ORION POWER OPERATING SERVICES COLDWATER, INC. AND
ORION POWER OPERATING SERVICES CARR STREET, INC.
COMBINED BALANCE SHEETS
(Thousands of Dollars)
(Unaudited)

	June 30, 2004	December 31, 2003

ASSETS
Current assets:
Cash and cash equivalents	$7,809	$16,915
Accounts receivable, net of allowance of $41 and $102	9,204	11,332
Receivable from affiliates, net	428	870
Materials and supplies	1,925	1,978
Fuel inventory	302	292
Prepaid insurance and property taxes	7,552	9,778
Other current assets	401	402

Total current assets	27,621	41,567

Property, plant and equipment, gross	557,447	555,423
Accumulated depreciation	(23,537)	(19,199)

Property, Plant and Equipment, net	533,910	536,224

Other assets:
Other intangibles, net of accumulated amortization of $32,271 and $26,567	62,019	67,723
Other long-term assets	526	1

Total other assets	62,545	67,724

Total assets	$624,076	$645,515

LIABILITIES AND OWNERS' NET INVESTMENT
Current liabilities:
Accounts payable	$4,730	$7,206
Taxes payable	503	300
Accrued liabilities	1,525	2,053
Other current liabilities	1,284	2,682

Total current liabilities	8,042	12,241

Capital lease obligation	910	944
Other liabilities:
Payable to affiliates, net	131,689	169,680
Benefits obligations	7,448	5,952
Other long-term liabilities	838	1,366

Total other liabilities	139,975	176,998

Total liabilities	148,927	190,183

Commitments and contingencies
Total owners’ net investment	475,149	455,332

Total liabilities and owners’ net investment	$624,076	$645,515

See Notes to the Unaudited Combined Interim Financial Statements

2

CARR STREET GENERATING STATION, L.P., ERIE BOULEVARD HYDROPOWER, L.P., ORION POWER NEW YORK GP II, INC.,
ORION POWER OPERATING SERVICES COLDWATER, INC. AND ORION POWER OPERATING SERVICES CARR STREET, INC.
COMBINED STATEMENTS OF OPERATIONS
(Thousands of Dollars)
(Unaudited)

	Six Months Ended June 30,

	2004	2003

Operating revenue	$61,663	$59,570

Operating expenses:
Fuel	249	-
Fuel-affiliate	457	-
Purchased power	522	446
Operation and maintenance	18,510	17,317
General and administrative	1,510	1,319
Taxes other than income taxes	11,834	11,667
Depreciation	4,338	4,941
Amortization	750	762

Total	38,170	36,452

Operating income	23,493	23,118

Other, net	3	(1)
Interest expense, net	(10)	(9)

Income before income taxes	23,486	23,108
Income tax expense	171	104

Net income	$23,315	$23,004

See Notes to the Unaudited Combined Interim Financial Statements

3

CARR STREET GENERATING STATION, L.P., ERIE BOULEVARD HYDROPOWER, L.P., ORION POWER NEW YORK GP II, INC.,
ORION POWER OPERATING SERVICES COLDWATER, INC. AND ORION POWER OPERATING SERVICES CARR STREET, INC.
COMBINED STATEMENTS OF CASH FLOWS
(Thousands of Dollars)
(Unaudited)

	Six Months Ended June 30,

	2004	2003

Cash flows from operating activities:
Net income	$23,315	$23,004
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,088	5,703
Net amortization of contractual rights and obligations	4,954	6,427
Non-cash contribution of general and administrative expenses	1,510	1,319
Amortization of deferred financing costs	--	302
Change in assets and liabilities:
Accounts receivable, net	2,128	(2,428)
Fuel inventory, materials and supplies	43	--
Prepaid expenses and other current assets	1,702	1,787
Accounts payable	(2,273)	(2,096)
Receivable from/payable to affiliates, net	(4,566)	(128)
Accrued expenses and other current liabilities	(1,926)	(1,438)
Other long-term liabilities	968	(399)

Net cash provided by operating activities	30,943	32,053

Cash flows from investing activities:
Capital expenditures	(2,024)	(2,900)

Net cash used in investing activities	(2,024)	(2,900)

Cash flows from financing activities:
Payments on capital lease obligation	(34)	(32)
Receivable from/payable to affiliates, net	(37,991)	(28,970)

Net cash used in financing activities	(38,025)	(29,002)

Net change in cash and cash equivalents	(9,106)	151
Cash and cash equivalents, beginning of period	16,915	6,628

Cash and cash equivalents, end of period	$7,809	$6,779

Supplemental disclosure of cash flow information:
Cash paid for:
Interest (net of amounts capitalized)	$31	$33

See Notes to the Unaudited Combined Interim Financial Statements

4

CARR STREET GENERATING STATION, L.P., ERIE BOULEVARD HYDROPOWER, L.P., ORION POWER NEW YORK GP II, INC.,
ORION POWER OPERATING SERVICES COLDWATER, INC. AND ORION POWER OPERATING SERVICES CARR STREET, INC.

NOTES TO UNAUDITED COMBINED INTERIM FINANCIAL STATEMENTS

(1)	Background and Basis of Presentation

    These financial statements are presented on a combined basis and include Carr Street Generating Station, L.P. (Carr Street), Erie Boulevard Hydropower, L.P. (Erie), Orion Power New York GP II, Inc. (OPNY GP II), Orion Power Operating Services Coldwater, Inc. (OPOS Coldwater) and Orion Power Operating Services Carr Street, Inc. (OPOS Carr Street), all of which are under common ownership and common management. These entities are collectively referred to as "New York Hydro Operations."

    Carr Street and Erie are Delaware limited partnerships. The partners of Carr Street and Erie are Orion Power New York GP, Inc., a Delaware corporation, and Orion Power New York LP, a Delaware limited partnership. Both partners are indirect wholly-owned subsidiaries of Orion Power Holdings, Inc. (Orion Power Holdings), a Delaware corporation. OPNY GP II is a direct wholly-owned subsidiary of Orion Power Holdings. OPOS Coldwater and OPOS Carr Street are Delaware corporations and indirect wholly-owned subsidiaries of Orion Power Holdings. Orion Power Holdings is a wholly-owned subsidiary of Reliant Energy, Inc. (Reliant Energy), which provides electricity and related services to retail customers primarily in Texas and generates and sells electricity and other related services in wholesale energy markets in various regions of the United States. Orion Power Holdings and its subsidiaries are collectively referred to as "Orion Power". Orion Power was acquired by Reliant Energy in February 2002.

    Erie owns 70 hydroelectric generating plants totaling 672 megawatts (MW) located in upstate New York. Carr Street owns a 95 MW fossil-fueled, combined-cycle generation plant located in upstate New York. OPNY GP II owns two hydroelectric generating plants with a total capacity of 2 MW. OPOS Coldwater and OPOS Carr Street provide all operating and maintenance services, including labor, for Erie’s hydroelectric plants and Carr Street’s plant, respectively.

    On May 18, 2004, Orion Power and Great Lakes Power, Inc. signed a purchase and sale agreement providing for the sale of Orion Power’s equity interests in New York Hydro Operations (Purchase and Sale Agreement). Great Lakes Power, Inc. is an indirect subsidiary of Brascan Corporation, a Canadian asset management company. The purchase price is $900 million in cash, subject to certain closing adjustments, such as changes in certain intercompany accounts and certain tax-related adjustments. The transaction is expected to close in the third quarter or early fourth quarter of 2004; however, the closing of the transaction is subject to regulatory and other conditions.

    No direct ownership relations exist among all the various companies included in New York Hydro Operations; accordingly, owners’ net investment is shown in lieu of stockholder’s equity in the combined financial statements. The combined financial statements included herein have been prepared from Orion Power’s historical accounting records.

    The combined statements of operations include all revenues and costs directly attributable to New York Hydro Operations. In connection with the pending sale of New York Hydro Operations, Reliant Energy performed an analysis of corporate general and administrative expenses incurred by Orion Power or Reliant Energy and its subsidiaries (such as management services, financial and accounting, cash management and treasury support, legal, information technology systems support, office management and human resources). Based on this analysis, Reliant Energy has estimated that $1,510 thousand and $1,319 thousand of corporate general and administrative expenses should be allocated to New York Hydro Operations for the six months ended June 30, 2004 and 2003, respectively. Reliant Energy believes that this method of allocation is reasonable. However, these allocations are not necessarily indicative of what would have been incurred had New York Hydro Operations been an unaffiliated entity. The corporate general and administrative expense allocations were recorded as non-cash equity contributions and are reported in the accompanying combined interim statements of operations as general and administrative expense. All significant intercompany transactions and balances within New York Hydro Operations are eliminated in the combined financial statements.

5

    The interim financial statements are unaudited, omit certain financial statement disclosures and should be read in conjunction with New York Hydro Operations’ audited combined financial statements for the year ended December 31, 2003.

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    The interim financial statements reflect all normal recurring adjustments necessary, in management’s opinion to present fairly the financial position and results of operations for the reported periods. Amounts reported for interim periods, however, may not be indicative of a full year period due to seasonal fluctuations in demand for energy and energy services, changes in energy commodity prices, timing of maintenance and other expenditures, dispositions, changes in interest expense and other factors.

(2)	Related Party Transactions

    As of June 30, 2004 and December 31, 2003, current net receivables from affiliates primarily related to cash advances to owners resulting from owners performing short-term cash management activities. As of June 30, 2004 and December 31, 2003, long-term net payables to affiliates primarily related to a variety of long-term cash transfers with owners and generally do not bear interest. Pursuant to the Purchase and Sale Agreement, the net receivable from/payable to affiliates as of the closing date of the transaction shall be deemed to be cancelled.

    In December 2003, Carr Street and Reliant Energy Services, Inc., a subsidiary of Reliant Energy, entered into an agreement whereby Reliant Energy Services, Inc. will purchase natural gas for the Carr Street facility. During the six months ended June 30, 2004, these purchases were $457 thousand. This agreement will be terminated upon the sale of New York Hydro Operations (discussed in note 1).

    During the six months ended June 30, 2003, there was a $966 thousand non-cash contribution related to the payment of environmental expenditures by the owners. During the six months ended June 30, 2004, there was a $5,008 thousand decrease in owners’ net investment resulting from the non-cash conversion to owners’ net investment of receivables from owners. See discussion in note 1 of non-cash contributions related to general and administrative expenses during the six months ended June 30, 2004 and 2003.

(3)	Retirement Plans

    Net benefit cost for New York Hydro Operations’ qualified retirement plans includes the following components (in thousands):

	Pension Benefits		Postretirement Benefits

	Six Months Ended June 30,

	2004	2003	2004	2003

Service cost	$388	$247	$174	$218
Interest cost	526	544	100	136
Expected return on plan assets	(390)	(405)	-	-
Accounting settlement charge	-	599	-	-
Net amortization	150	123	(30)	-

Net benefit cost	$674	$1,108	$244	$354

    New York Hydro Operations expects cash contributions to its pension plans will be approximately $254 thousand during 2004. No contributions were made during the six months ended June 30, 2004.

6

(4)	Commitments

    New York Hydro Operations enters into contracts that include indemnification provisions. Examples of these contracts include purchase and sale agreements, commodity purchase and sale agreements, service agreements, lease agreements and procurement agreements. In general, these provisions indemnify the counterparty for matters such as breaches of representations and warranties and covenants contained in the contract and/or against certain specified liabilities. In the case of commodity purchase and sale agreements, generally damages are limited through liquidated damages clauses whereby the parties agree to establish damages as the costs of covering any breached performance obligations. New York Hydro Operations is unable to estimate its maximum potential amount under these provisions unless and until an event triggering payment under these provisions occurs. However, based on current information, New York Hydro Operations considers the likelihood of making any material payments under these provisions to be remote.

(5)	Contingencies -- Legal and Environmental Matters

    Erie is liable under the terms of a consent order issued in 2000 with the New York State Department of Environmental Conservation for past releases of petroleum and other substances at one of its generation facilities. Based on Erie’s evaluations with assistance from third-party consultants and engineers, Erie has developed a remediation plan. As of December 31, 2003 and June 30, 2004, Erie has recorded the estimated liability for the remediation costs of $346 thousand and $314 thousand, respectively.

    New York Hydro Operations is involved in legal and other environmental proceedings before various courts and governmental agencies regarding matters arising in the ordinary course of business. Although New York Hydro Operations cannot predict the outcome of these matters, it believes that the effects on its combined financial statements, if any, from the disposition of these matters will not have a material adverse effect on its results of operations, financial condition or cash flows.

*    *    *

7

COMPILATION REPORT ON PRO FORMA CONSOLIDATED
STATEMENTS OF INCOME

To:	The Directors Great Lakes Power Inc. (since renamed Brascan Power Inc.)

    We have read the accompanying unaudited pro forma consolidated statements of income of Great Lakes Power Inc. (since renamed Brascan Power Inc. and referred to herein as "GLPI" or "the Company") for the nine months ended September 30, 2004 and the year ended December 31, 2003 and have performed the following procedures:

1.
Compared the figures in the columns captioned "GLPI" to the unaudited consolidated financial statements of the Company for the nine months ended September 30, 2004, and to the audited consolidated financial statements of the Company for the year ended December 31, 2003, respectively, and found them to be in agreement.

2.
Compared the figures in the columns captioned "Reliant" to the unaudited combined financial statements of Carr Street Generating Station, L.P., Erie Boulevard Hydropower, L.P., Orion Power New York GP II, Inc., Orion Power Operating Services Coldwater, Inc. and Orion Power Operating Services Carr Street, Inc. for the six month period ended June 30, 2004, and to the audited combined financial statements of Carr Street Generating Station, L.P., Erie Boulevard Hydropower, L.P., Orion Power New York GP II, Inc., Orion Power Operating Services Coldwater, Inc. and Orion Power Operating Services Carr Street, Inc. for the year ended December 31, 2003, respectively, and found them to be in agreement.

3.	Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

	(a)	the basis for determination of the pro forma adjustments; and

(b)
whether the pro forma consolidated statements of income comply as to form in all material respects with securities acts of the provinces and territories of Canada (the ‘‘Acts’’) and the related regulations.

The officials:

	(a)	described to us the basis for determination of the pro forma adjustments, and

	(b)	stated that the pro forma consolidated statements of income comply as to form in all material respects with the Acts and related regulations.

4.	Read the notes to the pro forma consolidated statements of income, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5.
Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "GLPI" and "Reliant" for the nine and six month periods ended September 30, 2004 and June 30, 2004, respectively, and for the year ended December 31, 2003, and found the amounts in the columns captioned "Pro Forma Consolidated" to be arithmetically correct.

    A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Toronto, Canada	"Deloitte & Touche LLP"
December 10, 2004	Chartered Accountants

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GREAT LAKES POWER INC. PROFORMA CONSOLIDATED STATEMENT OF INCOME

(Unaudited)	Nine months ended September 30, 2004
CDN $ millions, except per share amount	GLPI	Reliant*	Pro Forma Adjustments	Pro Forma Consolidated

		Note 4	Note 5

POWER REVENUE	$504	$78	$ (a) 52	$634
EXPENSES
Operating and maintenance	43	23	(b) 10	76
Fuel and power purchases	165	2	(c) -	167
Cash taxes and other	21	15	(b) 8	44

	275	38	34	347
Investment and other income	62	-	-	62

	337	38	34	409
EXPENSES
Interest	81	-	(d) 12	93
Depreciation	45	6	(b) 3	59
(e) 5
Minority interests	24	-	-	24
Administrative costs	23	2	(b) 1	26
Non-cash taxes and other	41	-	-	41

	214	8	21	243

Net income	$123	$30	$13	$166

Diluted net income per common share	$0.95			$1.28

* Reliant numbers were converted at a rate of $1.27 CDN/US
See accompanying notes

Proforma Reliant acq combined.doc Page 1

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Great Lakes Power Inc.
Pro Forma Consolidated Statement of Income

$ millions, except per share amounts
Year Ended December 31, 2003			Pro Forma	Pro Forma
(Unaudited)	GLPI	Reliant*	Adjustments	Consolidated

			See Note 5
Power revenue	$448	$150	-	$598
Expenses			-
Operating and maintenance	62	48	-	110
Fuel and power purchases	129	1	-	130
Cash taxes and other	16	33	-	49

Net operating income	$241	$68	-	$309
Investment and other income	80	-	-	80

Expenses	$321	$68	-	$389
Interest	93	-	(d) 16	109
Depreciation	55	15	(e) 7	77
Minority interests	22	-	-	22
Administrative costs	23	-	-	23
Non-cash taxes and other	31	-	-	31

	224	15	23	262

Net income	$97	$53	($23)	$127

Diluted net income per common share	$0.77			$0.98

* Reliant numbers were converted at a rate of $1.27 CDN/US
See accompanying notes

Proforma Reliant acq combined.doc Page 2

Filer: Brascon Power Inc.	Form Type: 6-K	Period: 12-10-2004	Job Number: 10990	Rev: None	Sequence: 36
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GREAT LAKES POWER INC.
NOTES TO PROFORMA CONSOLIDATED STATEMENTS OF INCOME
[in millions of dollars]
(Unaudited)

Nine months ended September 30, 2004 and
Year ended December 31, 2003

1.	BASIS OF PRESENTATION

The accompanying unaudited proforma consolidated statements of income of Great Lakes Power Inc. ("GLPI") have been prepared in accordance with Canadian generally accepted accounting principles to give effect to the acquisition of Erie Boulevard Hydropower Limited Partnership, Carr Street Generating Station Limited Partnership, Orion Power New York GP II, Inc., Orion Power Operating Services Coldwater Inc., and Orion Power Operating Services Carr Street known collectively as Reliant ("Reliant") as though it had taken place as of January 1, 2003.

The assumptions used in the proforma consolidated statements of income are based on management’s judgment as to the most probable set of economic conditions after giving effect to the acquisition of Reliant. The unaudited pro forma statements of income may not be indicative of the results that would have occurred if the acquisition of Reliant had occurred on January 1, 2003 or of the results which may be obtained in the future.

The proforma consolidated statements of income are presented solely to provide information to current public and prospective debt holders and may not be appropriate for other purposes.

2.	SIGNIFICANT ACCOUNTING POLICIES

The financial information contained in the accompanying proforma statements of income have been prepared in accordance with Canadian generally accepted accounting principles. The significant accounting policies are summarized below:

[a]	Basis of Presentation

The proforma consolidated statements of income include the accounts of all subsidiaries and other controlled entities of GLPI as well as Reliant.

[b]	Revenue and Expense Recognition

Revenue from the sale of electricity, gas and steam is recorded based upon output delivered at rates specified under contract terms or prevailing market rates.

Power purchases are recorded upon delivery, and are included as a component of net operating income.

[c]	Income Taxes

GLPI uses the asset and liability method in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the enacted, or substantively enacted, tax rates and laws that will be in effect when the differences are expected to reverse.

Proforma Reliant acq combined.doc Page 3

Filer: Brascon Power Inc.	Form Type: 6-K	Period: 12-10-2004	Job Number: 10990	Rev: None	Sequence: 37
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GREAT LAKES POWER INC.
NOTES TO PROFORMA FINANCIAL STATEMENTS
[in millions of dollars]
(Unaudited)

Nine months ended September 30, 2004 and
Year ended December 31, 2003

[d]	Use of Estimates

The preparation of proforma statements of income in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses during the period. Actual results will differ from estimates.

3.	ACQUISITION OF RELIANT

On September 28, 2004 the Company completed the acquisition of 71 hydroelectric power generating plants and one co-generation facility in upstate New York from Reliant Energy for approximately US$880 million. The acquisition has been accounted for using the purchase method and results of operations have been included in these consolidated financial statements from the date of acquisition.

The fair values assigned to the net assets acquired were as follows:

(in US $ millions)

Power generating assets, including intangibles	$876
Working capital	19
Pension obligation	(15)

$880

In Cdn $ millions	$1,118

The acquisition was funded through:

(in US $ millions)

Cash	$380
Bridge financing	500

$880

In Cdn $ millions	$1,118

4.	RELIANT FINANCIAL INFORMATION

Actual financial information for Reliant is only available until June 30, 2004. Therefore the numbers expressed are for the period of January 1, 2004 to June 30, 2004. The period of July 1, 2004 to September 28, 2004 is included in the column entitled adjustments for which the assumptions used are explained in note 4.

5.	PROFORMA ADJUSTMENTS AND ASSUMPTIONS

[a]
Revenue from Reliant for the period of July 1, 2004 to September 28, 2004 is made up of two components: generation from all of the hydroelectric generating units and generation from Carr Street, the cogeneration unit. Actual generation and revenue earned for the hydroelectric units for that three month period was used to prepare the proforma consolidated statements of income.

Proforma Reliant acq combined.doc Page 4

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GREAT LAKES POWER INC.
NOTES TO PROFORMA FINANCIAL STATEMENTS
[in millions of dollars]
(Unaudited)

Nine months ended September 30, 2004 and
Year ended December 31, 2003

5.	PROFORMA ADJUSTMENTS AND ASSUMPTIONS (continued)

[b]
Operating and maintenance, cash taxes and other as well as administrative costs and depreciation are assumed to be fixed and incurred evenly over a twelve month period. Therefore, the amounts for the three month period of July 1, 2004 to September 30, 2004 are a proration of actual expenses incurred by Reliant between January 1, 2004 and June 30, 2004.

[c]	Fuel purchases for Carr St. generating facility are assumed to be nil for the period between July 1 and September 28, 2004 as it is assumed that no power was generated from Carr St. for that period.

[d]
Interest expense has been increased by $12 million for the period from January 1, 2004 to September 30, 2004 and $16 million for the year ended December 31, 2003 to reflect additional debt relating to the financing of the Reliant acquisition. The increase relates to the external debt of US $500 million bridge financing obtained. The debt matures on September 28, 2006 and bears interest at a rate of LIBOR + 100 basis points or approximately 2.5% per annum.

[e]
Depreciation is assumed to be higher than Reliant’s actual expense as the assets were re-evaluated on acquisition and assumed a higher cost base. Amortization periods for the majority of assets vary between 40 and 60 years. In order to calculate the revised depreciation, it was assumed that the average number of years remaining on the acquired assets is 50 years and hence an additional $5 million of depreciation was taken for the period of January 1, 2004 to September 30, 2004 and $7 million for the year ended December 31, 2003.

[f]
The quantity of electricity generated in any specific year may vary significantly resulting in significant variances with the amounts represented in the proforma consolidated statement of income. The proforma statement of income for the nine months ended September 30, 2004 has been prepared using actual data for the nine months ended September 30, 2004 for GLPI and for the six months ended June 30, 2004 for Reliant, adjusted under note 4a), b) and c).

[g]	All power produced by Reliant was sold under a contract at below current market rates. The contract expired on September 30, 2004.

Proforma Reliant acq combined.doc